EXHIBIT 99.1

Cellectis Presents ‘Smart CAR T’ Strategy to Enhance Efficacy Against Solid Tumors at AACR-IO 2025

NEW YORK, Feb. 24, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, showcases an innovative strategy for T cell engineering that leverages the pro-inflammatory properties of interleukin 2 (IL-2) with the objective to enhance CAR T cell efficacy against solid tumors, at the American Association for Cancer Research – Immuno-oncology (AACR-IO), taking place on February 23-26, 2025 in Los Angeles, CA.

The data are presented in a poster:

CAR induced expression of synthetically engineered FAP-IL2v immunocytokine boosts persistent anti-tumor activity of TALEN-edited allogeneic CAR T-cells without associated IL-2 toxicity

Presenter: Shipra Das, Ph.D., Associate Director Immuno-Oncology, at Cellectis.

Date/Time: February 25, 2025, 1:45-4:45 p.m. PT

Session: Poster Session B

  CAR T-cell therapies have transformed the treatment landscape for specific hematological malignancies and have shown promising preliminary efficacy in solid tumors.
  Recent studies suggest a link between the in vivo expansion and persistence of CAR-T cells and enhanced therapeutic outcomes in patients. The co-administration of interleukin-2 (IL-2) has been demonstrated to improve CAR T-cell engraftment, expansion, and functionality in preclinical models but poses toxicity risks at high doses.
  Using Cellectis’ TALEN® gene editing technology, we developed ‘Smart CAR T cells’ with the ability to express a CAR-inducible IL-2 variant (IL-2v) immunocytokine, potentiated by tumor-specific cues for localized activity within the solid tumor microenvironment (TME).
  CAR-inducible expression of this recombinant FAPscFv-IL2v boosts anti-tumor activity of engineered CAR T-cells both in vitro and in vivo. Notably, the enhancement of CAR T-cell activity mediated by IL-2v relies on its anchoring to the FAP protein, which is uniquely present in the TME, thus minimizing the systemic toxicity typically associated with circulating free IL-2 cytokines.
  This proposed cellular engineering strategy would represent an effective and safe method to substantially improve CAR T cell expansion and anti-tumor activity, while confining IL-2 activity to the tumor microenvironment.

The poster is published on Cellectis’ website.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

TALEN® is a registered trademark owned by Cellectis.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “with the objective to,” and “would,” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the potential of the Company’s research and development programs. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with market conditions, and our ability to satisfy the conditions precedent under the Finance Contract. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2023 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  AACR-IO_PR_ENGLISH (https://ml.globenewswire.com/Resource/Download/0ced7ee3-7d69-489b-9d7a-880058828599)